CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$15,000,000	$1,867.50

(1)          Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated January 29, 2018 (To Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$15,000,000

CAPPED & FLOORED FLOATING RATE NOTES DUE FEBRUARY 5, 2025

Principal Amount:	US$15,000,000	Issuer:	Barclays Bank PLC
Issue Price:	100% of the principal amount of the Notes	Series:	Global Medium-Term Notes, Series A
Original Trade Date:	January 29, 2018	Maturity Date:	February 5, 2025
Original Issue Date:	February 5, 2018	CUSIP/ISIN:	06744CUR0/US06744CUR05
Minimum Interest Rate:	1.65%	Maximum Interest Rate:	6.00%
Reference Rate:	3-month LIBOR	Spread:	0.65% per annum
Interest Rate:	For each Interest Period, the interest rate per annum will be equal to the sum of (1) the Reference Rate and (2) the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Dates:	Payable quarterly in arrears on the 5th day of each February, May, August and November, commencing on May 5, 2018 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-1 of this pricing supplement.

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC(1)

Per Note	100%	1.10%	98.90%
Total	$15,000,000	$165,000	$14,835,000

1 Barclays Capital Inc. will receive commissions from the Issuer equal to 1.10% of the principal amount of the notes, or $11.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $972.30 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.  We may decide to sell additional Notes after the date of this pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the Notes on the date any additional Notes are priced for sale to be traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the Original Trade Date, but in no case will be less than $970.00 per Note.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

[Terms of the Notes continue on the following page]

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to close.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

You should read this pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately twelve months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Barclays Capital Inc., or another affiliate of ours, or a third party distributor may purchase and hold some of the Notes for subsequent resale at variable prices after the initial issue date of the Notes. There may be circumstances where investors may be offered to purchase those Notes from one distributor (including Barclays Capital Inc. or an affiliate) at a more favorable price than from other distributors.  Furthermore, from time to time, Barclays Capital Inc. or an affiliate may offer and sell the Notes to purchasers of a large number of the Notes at a more favorable price than a purchaser acquiring a lesser number of the Notes.

At our sole option, we may decide to offer additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the original trade date, but in no case will be less than $970.00.

We urge you to read the “Selected Risk Factors” beginning on page PS-5 of this pricing supplement.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under “Interest Rate” on the cover page hereof.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period during the term of the Notes.

Interest Rate Calculation

Step 1: Determine the value of the Reference Rate for the Interest Period

For each Interest Period, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the applicable Interest Rate for each Interest Period

For each Interest Period commencing on or after the Original Issue Date, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by taking the value of the Reference Rate, adding the applicable Spread and then assessing that value relative to the applicable Minimum Interest Rate.

If the sum of the Reference Rate and the Spread is greater than the Maximum Interest Rate, the Interest Rate for that Interest Period will be the Maximum Interest Rate.  If the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will be the Minimum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for any given Interest Period.  The hypothetical Reference Rate values have been chosen for illustrative purposes only and may not represent actual likely Reference Rate values that will be relevant for calculating any payments on the Notes.  For historical Reference Rate values, please see the information set forth under the section titled “HISTORICAL INFORMATION” below.  For the purposes of these examples, we have assumed that the Minimum Interest Rate is equal to 1.65% per annum, the Maximum Interest Rate is equal to 6.00% per annum and the Spread is equal to 0.65%.  We have further assumed that the Notes have quarterly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  Numbers appearing in the examples below have been rounded for ease of analysis.

Example 1:                              The Reference Rate is equal to 2.00%

Based on a Reference Rate equal to 2.00% and the Spread of 0.65%, the Interest Rate would be equal to 2.65% per annum (the Reference Rate plus the Spread).

Effective Interest Rate = 2.65% x (90/360) = 0.6625%

Interest Payment = $1,000 x 0.6625% = $6.625

Example 2:                              The Reference Rate is equal to -0.60%

Because the Reference Rate of -0.60% plus the Spread of 0.65% is less than the Minimum Interest Rate of 1.65%, the Interest Rate applicable to such period is equal to the Minimum Interest Rate of 1.65%.

Effective Interest Rate = 1.65% x (90/360) = 0.4125%

Interest Payment = $1,000 x 0.4125% = $4.125

Example 3:                              The Reference Rate is equal to 5.75%

Because the Reference Rate of 5.75% plus the Spread of 0.65% is greater than the Maximum Interest Rate of 6.00%, the Interest Rate applicable to such period is equal to the Maximum Interest Rate of 6.00%.

Effective Interest Rate = 6.00% x (90/360) = 1.50%

Interest Payment = $1,000 x 0.015% = $15.00

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•      Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•      You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•      Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•      The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•      The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•      The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis.  Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.  Moreover, at our sole option, we may decide to sell additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade may differ significantly from our estimated value of the Notes on the Original Trade Date.

•      The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•      The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Original Trade Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•      We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will make any determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•      Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•      Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•      Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the Reference Rate and the possibility that, for any given Interest Period, the applicable Interest Rate may not be greater than the Minimum Interest Rate.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  It is possible that the Reference Rate could decline significantly, including to a rate equal to or less than zero.  On any given Interest Determination Date, if the Reference Rate were to decline to a level such that the Reference Rate plus the Spread did not result in a rate greater than the Minimum Interest Rate, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date.  In addition, the applicable Interest Rate for the Notes may be less than the rate payable on a similar note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•      Maximum Interest Rate—The Interest Rate on the Notes for any Interest Period commencing on or after the Original Issue Date, will be limited to the Maximum Interest Rate.  As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will be limited to the Maximum Interest Rate, and you will not get the benefit of any increase in the Interest Rate above 6.00%.

•      Changes in the Method Pursuant to Which the Reference Rate is Determined May Adversely Affect the Value of the Notes— The method by which the Reference Rate is calculated may change in the future, as a result of governmental actions, actions by the publisher of the Reference Rate or otherwise. We cannot predict whether the method by which the Reference Rate is calculated will change or what the impact of any change might be. Any of these changes could adversely affect the Reference Rate, the market value of the Notes and any amounts payable on the Notes.

In particular, LIBOR and other rates that are deemed “benchmarks” are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause these “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any of these consequences could adversely affect any securities based on, or linked to, these “benchmarks” such as the Notes. Any of these international, national or other proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any of these regulations or requirements. These factors may have the effect of discouraging market participants from continuing to administer or participate in certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the disappearance of certain “benchmarks.” The disappearance of a “benchmark” or changes in the manner of administration of a “benchmark” could result in adjustment to the terms and conditions, discretionary valuation by the calculation agent, or other consequences in relation to securities linked to that “benchmark.” Any of these consequences could adversely affect the market value of the Notes and any amounts payable on the Notes.

•      Uncertainty about the Future of LIBOR May Adversely Affect the Return on Your Notes and the Price at Which You Can Sell Your Notes — On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities such as the Notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates during the term of the Notes, your return on the Notes and the trading market for LIBOR-based securities.

•      Historical Performance of the Reference Rate Should Not Be Taken as Any Indication of the Future Performance of the Reference Rate Over the Term of the Notes — The historical performance of the Reference Rate is not an indication of the future performance of the Reference Rate over the term of the Notes. Therefore, the performance of the Reference Rate over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Rate.  Furthermore, the historical performance of the Reference Rate does not reflect the return the Notes would have had because it does not take into account the Maximum Interest Rate.

The Reference Rate as of any Interest Determination Date may be less than the Reference Rate as of any Other Day during the Term of the Notes—The Reference Rate for any Interest Period will be determined solely on the Interest Determination Date applicable to the relevant Interest Period.  Therefore, even if the Reference Rate as of any day that is not the Interest Determination Date applicable to the relevant Interest Period is higher than the Reference Rate as of such Interest Determination Date, the amount of interest payable on the corresponding Interest Payment Date will not take into account that higher level.

•      Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from January 1, 2008 to January 29, 2018.  The Reference Rate on January 29, 2018 was 1.77340%.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.

3-MONTH USD LIBOR HISTORICAL PERFORMANCE January 1, 2008 to January 29, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes will be treated for U.S. federal income tax purposes as variable rate debt instruments, as described under “—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Interest paid on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable income or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid interest) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes. This gain or loss will generally be long-term capital gain or loss if you have held the Notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions above and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the interest payments, although the Internal Revenue Service could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Benefit Plan Investor Considerations” in the prospectus supplement

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent commits to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which will be more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 28, 2017, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 28, 2017, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 28, 2017, which has been filed as an exhibit to the report on Form 6-K referred to above.

US$15,000,000

BARCLAYS BANK PLC

CAPPED & FLOORED FLOATING RATE NOTES DUE FEBRUARY 5, 2025

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 18, 2016
AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)

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